UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K ☐ Form 20-F ☐ Form 11-K ☒  Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

BiomX Inc.
Full Name of Registrant

Former Name if Applicable

22 Einstein St., Floor 4
Address of Principal Executive Office (Street and Number)

Ness Ziona, Israel 7414003
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file the Form 10-Q in a timely manner because the Registrant was not able to timely complete its financial statements without unreasonable effort or expense, due to the Registrant’s recent completion of a merger with Adaptive Phage Therapeutics, Inc. (“APT”) and a concurrent investment (the “PIPE”), leading to the Registrant’s need to include the financial implications of the acquisition of APT and the PIPE that were closed on March 15, 2024 and to include APT’s financial results in the Registrant’s financial statements filed on Form 10-Q. The Registrant anticipates filing its Form 10-Q for the period ended March 31, 2024 on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Avraham Gabay	972	72 394 2377
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

The Registrant is unable to respond to question 3 because it does not have the complete information to assess whether it is anticipated that any significant change in results of operations for the corresponding period will be reflected in the Company’s Quarterly Report on Form 10-Q. The main items that the Registrant needs to complete in order to make such assessment are finalization of purchase price allocation for the merger with APT and finalization of the accounting treatment for the PIPE.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BiomX Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Avraham Gabay
Avraham Gabay
Interim Chief Financial Officer

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